777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX FOLEY.COM WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com

December 12, 2024
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
RE:	FMI Funds, Inc. – Post-Effective Amendment No. 62 to Registration Statement on Form N-1, As Filed on September 30, 2024
Ladies and Gentlemen:
On behalf of our client, FMI Funds, Inc. (the “Company”) and its series, the FMI Global Fund (the “Fund”), we are writing in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced filing (the “Amended Registration Statement”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Funds’ responses (in regular type).  A redline of the Amended Registration Statement is attached hereto.
The Company plans to file an amendment under Rule 485(b) with the revised prospectus and statement of additional information, as reflected in the attached redline, on December 12, 2024, which will delay the effectiveness of the registration statement to December 31, 2024.
If you would like to discuss the responses, please contact Peter D. Fetzer at (414) 297‑5596.
1. Please clarify and enhance the following disclosure:
a.	Bold the disclosure regarding the payment of other fees that proceeds the fee table.
Response:  The Funds have revised the disclosure as requested.  See below, and see the attached redline.
“The following table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”
b.	Where the header to the expense table references the Investor Class, indicate that it is currently not offered.
Response:  The Funds have revised the disclosure as requested.  See below, and see the attached redline.

AUSTIN  |  BOSTON  |  BRUSSELS  |  CHICAGO  |  DALLAS  |  DENVER  |  DETROIT  |  HOUSTON  |  JACKSONVILLE  |  LOS ANGELES  | MADISON  |  MEXICO CITY  |  MIAMI  |  MILWAUKEE  |  NEW YORK  |  ORLANDO  |  RALEIGH  |  SACRAMENTO  |  SALT LAKE CITY | SAN DIEGO  |  SAN FRANCISCO  |  SILICON VALLEY  |  TALLAHASSEE  |  TAMPA  |  TOKYO  |  WASHINGTON, D.C.

December 12, 2024 Page 2

Shareholder Fees (fees paid directly from your investment)	Investor Class (Not Currently Offered)	Institutional Class

Maximum Sales Charge (Load) Imposed on Purchases	None	None

Maximum Deferred Sales Charge (Load)	None	None

Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Distributions	None	None

Redemption Fee (transfer agent charge of $15 for each wire redemption)	None	None

Exchange Fee	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees		0.70%		0.70%
Distribution and/or Service (12b-1) Fees		None		None
Other Expenses(1)		0.54%		0.39%
Shareholder Servicing Fees	0.15%		None
Remaining Other Expenses	0.39%		0.39%
Total Annual Fund Operating Expenses		1.24%		1.09%
Fee Waiver and/or Expense Reimbursement(2)		-0.24%		-0.19%
Net Annual Fund Operating Expenses		1.00%		0.90%

(1)	Other Expenses are estimated for the current fiscal year. Actual expenses may differ from estimates.
(2)
The Fund’s investment adviser has contractually agreed in the investment advisory agreement and operating expenses limitation agreement to waive its advisory fee to the extent necessary to ensure that net expenses (excluding federal, state and local taxes, interest, brokerage commissions and extraordinary items) do not exceed 1.75% of the average daily net assets of the Investor Class shares of the Fund and 1.65% of the average daily net assets of the Institutional Class shares of the Fund.  The investment advisory agreement may be terminated by the Fund or the Fund’s investment adviser for any reason upon sixty days prior written notice, and is subject to renewal on a yearly basis. The operating expenses limitation agreement may only be terminated by the Fund’s Board of Directors.  In addition, the investment adviser has voluntarily agreed to reimburse the Fund to the extent necessary to ensure that total annual fund operating expenses do not exceed 1.00% of the Investor Class shares (currently not available for purchase) and 0.90% of the Institutional Class shares at least through January 31, 2026, which agreement may only be terminated by the Fund’s Board of Directors.

c.	In the expense table state “none” or 0% instead of “no sales charge” or “no deferred sales charge”.
Response:  The Funds have revised the disclosure as requested.  See the disclosure under Item 1.b. above, and see the attached redline.

December 12, 2024 Page 3

d.	Clarify with regard to the voluntary expense limitation that only the board can terminate it prior to January 31, 2026.
Response:  The Funds have revised the disclosure as requested.  See the disclosure under Item 1.b. above, and see the attached redline.
e.	Limit the Expense Example to just the one year and three year periods.
Response:  The Funds have revised the disclosure as requested.  See below, and see the attached redline.
“This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of these periods. The Example also assumes that your investment has a 5% return each year, and that the Fund’s operating expenses are equal to the net annual fund operating expenses for the first year and the total annual fund operating expenses for the remaining years.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
	1 Year	3 Years
Investor Class	$102	$370
Institutional Class	$92	$328
f.	With regard to the 40% investment limitation in non-U.S. companies, clarify that even in unfavorable conditions it will not be less than 30%.
Response:  The Funds have revised the disclosure as requested.  See below, and see the attached redline.
“Under normal circumstances, the Fund will invest at least 40% of its assets in non-U.S. companies. If the Fund’s investment adviser deems market conditions less favorable for non-U.S. companies, the Fund could invest less than 40%, but would invest at least 30% of its assets in non-U.S. companies.”
g.	Where the reference is to modestly priced products or services, please clarify that this is relative to competitors in the same industry.
Response:  The Funds have revised the disclosure as requested.  See below, and see the attached redline.
“Modestly priced products or services relative to competitors in the same industry;”
h.
 In the additional information section, please clarify the investment objective versus the principal investment strategies, and clarify that the investment objective is a non-fundamental policy that can be changed upon thirty days’ written notice.

December 12, 2024 Page 4

Response:  The Funds have revised the disclosure as requested.  See below, and see the attached redline.
“Investment Objective: The FMI Global Fund seeks long-term capital appreciation.  The Fund’s investment objective has been adopted as a non-fundamental investment policy and may be changed by the Board of Directors of the Fund without a vote of shareholders upon written notice to shareholders. If the Fund elects to change its investment objective, shareholders will be given at least 30 days’ notice prior to any such change.
Each of the Fund’s portfolio managers are patient investors.  The Fund does not attempt to achieve its investment objective by active and frequent trading of equity securities.
Principal Investment Strategies: The Fund invests mainly in a limited number of large capitalization (namely, companies with more than $5 billion market capitalization at the time of initial purchase) value stocks of global companies (U.S. and non-U.S. companies).  The Fund normally invests in common stocks and other equity securities, including preferred stocks, convertible preferred stocks, warrants, ADRs, ADSs, and ETFs.  U.S. companies are companies listed or traded on a national securities exchange or on a national securities association, including foreign securities traded on a national securities exchange or on a national securities association.  Non-U.S. companies are companies domiciled or headquartered outside of the United States, or whose primary business activities or principal trading markets are located outside of the United States in predominantly developed markets, although the Fund may also invest in emerging markets.  Under normal circumstances, the Fund will invest at least 40% of its assets in non-U.S. companies. If the Fund’s investment adviser deems market conditions less favorable for non-U.S. companies, the Fund could invest less than 40%, but would invest at least 30% of its assets in non-U.S. companies.”
i.	In the additional information section, please provide more detail on the risk factors.
Response:  The Funds have revised the disclosure as requested, adding additional information as appropriate.  See below, and see the attached redline.
“Principal Risks:  There is a risk that you could lose all or a portion of your money on your investment in the Fund.  This risk may increase during times of significant market volatility.  The risks below could affect the value of your investment, and because of these risks the Fund is a suitable investment only for those investors who have long-term investment goals:
Stock Market Risk:  The prices of the securities in which the Fund invests may decline in response to adverse issuer, political, regulatory, market, economic or other developments that may cause broad changes in market value, public perceptions concerning these developments, and adverse investor sentiment or publicity.  The risk of trade disputes with other countries, the possibility of changes to some international trade agreements, and government or regulatory actions, including the imposition of tariffs or other protectionist actions, could affect the economies of many nations, including the United States, in ways that cannot necessarily be foreseen at the present time. The price declines of common stocks, in particular, may be steep, sudden and/or prolonged.  Price and liquidity changes may occur in the market as a whole, or they may occur in only a particular company, industry, sector, or geographical region of the market.  These effects could negatively impact the Fund’s performance.

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If an investor holds common stock, or common stock equivalents, of any given issuer, the investor would generally be exposed to greater risk than if the investor held preferred stocks and debt obligations of the issuer because common stockholders, or holders of equivalent interests, generally have inferior rights to receive payments from issuers in comparison with the rights of preferred stockholders, bondholders, and other creditors of such issuers.
Market events such as these and other types of market events may cause significant declines in the values and liquidity of many securities and other instruments, and significant disruptions to global business activity and financial markets. Turbulence in financial markets, and reduced liquidity in equity, credit and fixed income markets may negatively affect many issuers both domestically and around the world, and can result in trading halts, any of which could have an adverse impact on the Fund. During periods of market volatility, security prices (including securities held by the Fund) could change drastically and with rapidity and therefore adversely affect the Fund.
The risk environment remains elevated, and the Fund’ investment adviser will monitor developments and seek to manage the Fund in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that it will be successful in doing so.
Value Investing Risk: The Fund’s portfolio managers may be wrong in their assessment of a company’s value and the stocks the Fund holds may not reach what the portfolio managers believe are their full values.  Companies whose stocks the Fund’s portfolio managers believe are undervalued by the market may have experienced adverse business developments or may be subject to special risks that have caused their stocks to be out of favor.  In addition, value stocks, at times, may not perform as well as growth stocks or the stock market in general, and may be out of favor with investors for varying periods of time.  During these periods, the Fund’s relative performance may suffer.
Foreign Securities Risk: Stocks of non-U.S. companies (whether directly or in ADRs or ADSs) as an asset class may underperform stocks of U.S. companies, and such stocks may be less liquid and more volatile than stocks of U.S. companies.  The costs associated with securities transactions are often higher in foreign countries than in the U.S.  The U.S. dollar value of foreign securities traded in foreign currencies (and any dividends and interest earned) held by the Fund or by ETFs in which the Fund invests may be affected unfavorably by changes in foreign currency exchange rates. An increase in the U.S. dollar relative to these other currencies will adversely affect the Fund, if the positions are not hedged.  Additionally, investments in foreign securities, whether or not publicly traded in the United States, may involve risks which are in addition to those inherent in domestic investments, including foreign political and economic risk not associated with domestic investments, meaning that political events, social and economic events and natural disasters occurring in a country where the Fund invests could cause the Fund’s investments in that country to experience gains or losses.  Foreign companies may be subject to significantly higher levels of taxation than U.S. companies, including potentially confiscatory levels of taxation, thereby reducing the earnings potential of such foreign companies. Substantial withholding

December 12, 2024 Page 6

taxes may apply to distributions from foreign companies.  Foreign companies may not be subject to the same regulatory requirements as those of U.S. companies and, as a consequence, there may be less publicly available information about such companies.  Also, foreign companies may not be subject to uniform accounting, auditing and financial reporting standards and requirements comparable to those applicable to U.S. companies. Policy and legislative changes in foreign countries and other events affecting global markets, such as a rise in protectionist trade policies, the possibility of a national or global recession, risks associated with pandemic and epidemic diseases, trade tensions, the possibility of changes to some international trade agreements, political events, and continuing political tension and armed conflicts may contribute to decreased liquidity and increased volatility in the financial markets.  Foreign governments and foreign economies often are less stable than the U.S. Government and the U.S. economy. The International Currency Unhedged Fund generally will not hedge its perceived foreign currency exposure back into the U.S. dollar and therefore the Fund is considered to be “currency unhedged.”
Economic conditions, such as volatile currency exchange rates and interest rates and the possibility of a national or global recession, political events, continuing political tension and armed conflicts and other conditions may, without prior warning, lead to government intervention (including intervention by the U.S. government with respect to foreign governments, economic sectors, foreign companies and related securities and interests) and the imposition of capital controls and/or sanctions, which may also include retaliatory actions of one government against another government, such as seizure of assets.  Capital controls and/or sanctions include the prohibition of, or restrictions on, the ability to transfer currency, securities or other assets.  Levies may be placed on profits repatriated by foreign entities (such as the Fund).  Capital controls and/or sanctions may also impact the ability of the Fund to buy, sell or otherwise transfer securities or currency, negatively impact the value and/or liquidity of such instruments, adversely affect the trading market and price for shares of the Fund, and cause the Fund to decline in value.
Emerging Markets Risk:  Foreign (non-U.S.) investment risk may be particularly high to the extent that the Fund invests in emerging market securities. These securities may present market, credit, currency, liquidity, legal, political and other risks different from, or greater than, the risks of investing in developed foreign countries. In addition to the risks of foreign securities in general, countries in emerging markets are generally more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries and securities markets that trade a small number of issues. Taxation, restrictions on foreign investment and on currency convertibility and repatriation, currency fluctuations and other developments in laws and regulations of emerging markets could result in loss to the Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries. In addition, when investing in emerging market countries, there may be differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers. Emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions.
Generally, economic structures in these countries are less diverse and mature than those in developed countries and their political systems tend to be less stable. Emerging market

December 12, 2024 Page 7

countries may have a higher degree of corruption and fraud than developed market countries, as well as counterparties and financial institutions with less financial sophistication, creditworthiness and/or resources. Emerging market economies may be based on only a few industries, therefore security issuers, including governments, may be more susceptible to economic weakness and more likely to default. Emerging market countries may also have higher rates of inflation and more rapid and extreme fluctuations in inflation rates and greater sensitivity to interest rate changes. Emerging market countries may have relatively unstable governments, weaker economies, and less-developed legal systems with fewer security holder rights. Therefore, laws regarding foreign investment in emerging market securities, securities regulation, title to securities, and shareholder rights may change quickly and unpredictably. Emerging market countries also may have less developed legal systems allowing for enforcement of private property rights and/or redress for injuries to private property, such as bankruptcy. The ability to bring and enforce actions in emerging market countries, or to obtain information needed to pursue or enforce such actions, may be limited and shareholder claims may be difficult or impossible to pursue.
In addition, companies in emerging market countries generally may be subject to less stringent regulatory, disclosure, financial reporting, accounting, auditing and recordkeeping standards than companies in more developed countries and, as a result, the nature and quality of such information may vary. Information about such companies may be less available and reliable and, therefore, the ability to conduct adequate due diligence in emerging markets may be limited which can impede the Fund’s ability to evaluate such companies.
In addition, certain emerging market countries may impose material limitations on Public Company Accounting Oversight Board (“PCAOB”) inspection, investigation and enforcement capabilities which hinder the ability to engage in independent oversight or inspection of accounting firms located in or operating in certain emerging markets; therefore, there is no guarantee that the quality of financial reporting or the audits conducted by audit firms of emerging market issuers meet PCAOB standards. The potentially smaller size of emerging market countries’ securities markets and lower trading volumes can make investments relatively illiquid and potentially more volatile than investments in developed countries, and such securities may be subject to abrupt and severe price declines. Due to this relative lack of liquidity, the Fund may have to accept a lower price or may not be able to sell a portfolio security at all. An inability to sell a portfolio position can adversely affect the Fund’s value or prevent the Fund from being able to meet cash obligations or take advantage of other investment opportunities.
Geographic Concentration Risk:  Concentrating investments in a limited number of countries or particular geographic regions makes the Fund more susceptible to adverse economic, political, social, regulatory and other developments in that country, countries or region.  Namely, to the extent that the Fund invests a significant portion of its assets in a particular country, region or continent, economic, political, social and environmental conditions in such country, region or continent will have a greater effect on the Fund’s performance than they would in a more geographically diversified fund.  Some countries and regions in which the Fund may invest might have experienced security concerns, war or threats of war and aggression, terrorism, economic uncertainty, natural and environmental disasters and/or systemic market dislocations that may lead to increased short-term market volatility and may have adverse long-term effects on the U.S. and world

December 12, 2024 Page 8
economies and markets generally.  So, if the Fund is concentrated, the Fund’s performance may be more volatile than the performance of a more geographically diversified fund.  Information about the Fund’s investment in a geographic area is available in its annual and semi-annual reports to shareholders, on the Fund’s website and/or on the Fund’s Forms N-PORT and N-CSR.
Large Capitalization Companies Risk:   Large capitalization companies may grow more slowly than the overall economy and tend to go in and out of favor based on market and economic conditions, and the Fund may underperform investments that focus on small or medium capitalization companies.
Liquidity Risk:  Liquidity risk is the risk, due to certain investments trading in lower volumes or to market and economic conditions, that the Fund may be unable to find a buyer for its investments when it seeks to sell them or to receive the price it expects based on the Fund’s valuation of the investments.  Events that may lead to increased redemptions, such as market disruptions, may also negatively impact the liquidity of the Fund’s investments when it needs to dispose of them.  If the Fund is forced to sell its investments at an unfavorable time and/or under adverse conditions in order to meet redemption requests, such sales could negatively affect the Fund.  Liquidity issues may also make it difficult to value the Fund’s investments.
New Fund Risk:  The Fund is a recently organized and has a limited operating history.  As a result, prospective investors have a limited track record on which to base their investment decision.  In addition, there can be no assurance that the Fund will grow to, or maintain, an economically viable size, in which case the Board of Directors may determine to liquidate the Fund.
RIC Qualification Risk: It is intended that the Fund will qualify as a regulated investment company (a “RIC”) under Subchapter M of the U.S. Tax Code. To qualify and remain eligible for the special U.S. federal income tax treatment accorded to a RIC, the Fund must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to U.S. federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The U.S. Tax Code imposes a 4% nondeductible excise tax on RICs, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. Although the Fund generally anticipates meeting these distribution requirements, the Fund’s investment adviser cannot assure that the Fund will, or will continue, to qualify as a RIC, or that the excise tax will not apply.
Changes in Tax Laws: Tax law is subject to change, possibly with retroactive effect, or to different interpretations.  For example, tax legislation enacted in 2017 (the Tax Cuts and Jobs Act) resulted in fundamental changes to the U.S. Tax Code (some of which are set to expire at the end of 2025).  More recently, the Inflation Reduction Act of 2022 added a 15% alternative minimum tax on large corporations and a 1% excise tax on repurchases of stock by publicly traded corporations and certain affiliates.  Any future changes are highly uncertain, and the impact on the Fund or its shareholders cannot be predicted. Prospective

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shareholders should consult their own tax advisors regarding the impact to them of possible changes in tax laws.”
j.	In the section on disclosure of portfolio holdings, please add in a reference to the website.
Response:  The Funds have revised the disclosure as requested.  See below, and see the attached redline.
“und’s Statement of Additional Information (“SAI”), which is incorporated by reference into this Prospectus, contains a description of the Fund’s policies and procedures regarding disclosure of its portfolio holdings. These policies and procedures are also available on the Funds’ website, www.fmimgt.com.”
k.	Ensure that the reference to telephone transactions not being cancellable is not redundant.
Response:  The Funds have revised the disclosure as requested to delete one redundant reference.  See the attached redline.
l.
 In the statement of additional information, in fundamental investment restriction number 8, please delete the second reference to the word particular to read: “in one particular industry or group of industries.”

Response:  The Funds have revised the disclosure as requested.  See the attached redline.
2. Confirm there are no acquired fund fees and expenses estimated that would equal 0.01%.  If not true, revise the disclosure accordingly.
Response:  The Funds confirm that there are no estimated or expected acquired fund fees and expenses that would equal 0.01%.
3. With regard to the reference that the advisory agreement is expected to continue indefinitely, please explain supplementally.
Response:  That disclosure was included in the past because it is possible it could continue indefinitely.  In light of the comment, the Fund believes it could be confusing and has deleted that disclosure.  See the disclosure under Item 1.b. above, and see the attached redline.
4. On a supplemental basis, please indicate what the Fund considers an emerging market.
Response:  The Fund defines emerging markets countries to include those countries listed as emerging market countries in the MSCI ACWI.
5. Consider including “management risk” and “cybersecurity risk”  as principal risks.
Response:  After considering these risks, the Fund does not believe that either is a principal risk.  It further believes that the existing principal risks properly address the principal risks of the Fund.

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Please call the undersigned at (414) 297‑5596 should you have any questions regarding this filing and the information provided above.

Sincerely, /s/ Peter D. Fetzer Peter D. Fetzer